                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2019/06/19: The Board of Directors resolved to adjust cash dividend ratio

99.2                 Announcement on 2019/06/19: The Company announced the record date for cash dividend

99.3                 Announcement on 2019/06/19: Board Meeting Resolution on cancellation of treasury shares

Exhibit 99.1

The Board of Directors resolved to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders’ meeting: 2019/06/19

2. Type and monetary amount of original dividend distribution:

Cash dividend NTD$6,916,104,855, each common share is entitled to receive NTD$0.58

3. Type monetary amount of dividend distribution after the change:

Cash dividend NTD$6,916,104,855, each common share is entitled to receive NTD$0.58989396

4. Reason for the change:

Due to the company have completed the 20th share repurchase program, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio

5. Any other matters that need to be specified: None

Exhibit 99.2

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2019/06/19

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution:

Cash dividend NTD$6,916,104,855, each common share is entitled to receive NTD$0.58989396

4. Ex-rights (ex-dividend) trading date: 2019/07/16

5. Last date before book closure: 2019/07/17

6. Book closure starting date: 2019/07/18

7. Book closure ending date: 2019/07/22

8. Ex-rights (ex-dividend) record date: 2019/07/22

9. Any other matters that need to be specified:

Cash dividend for common shares is estimated to be paid on 2019/08/06

Exhibit 99.3

Board Meeting Resolution on cancellation of treasury shares

1. Date of the board of directors’ resolution: 2019/06/19

2. Reason for the capital reduction:

To motivate employees, 200,000,000 treasury shares bought by the Company to transfer to employees from May 13th, 2016 to June 13th, 2016 were expired; 200,000,000 treasury shares bought by the Company for cancellation from April 26th, 2019 to June 13th, 2019 will be cancelled pursuant to Article 28-2 of the Securities and Exchange Act

3. Amount of the capital reduction: NTD 4,000,000,000

4. Cancelled shares: 400,000,000 shares

5. Capital reduction ratio: 3.30%

6. Share capital after the capital reduction: NTD 117,243,187,150

7. Scheduled date of the shareholders’ meeting: NA

8. Estimate listed common shares after the capital reduction: NA

9. The estimate ratio of listed shares to the company’s issued common shares, after the capital reduction: NA

10. Countermeasures of the lower circulation in shareholding, if the aforesaid estimate listed common shares does not reach 60 million shares and the ration does not reach 25% after the capital reduction: NA

11. Any other matters that need to be specified:

The record date of capital reduction is on 2019/06/28